Exhibit 77(M)

Nationwide Mutual Funds Sub-Item 77M

Mergers

4-30-2018 Annual Report

The Nationwide Long/Short Equity Fund (“Fund”) commenced operations on December 9, 2017 as a result of a reorganization approved by shareholders at a special meeting held on December 8, 2017. The Fund acquired all of the assets, subject to stated liabilities, of the Logan Capital Long/Short Fund, a former series of Advisors Series Trust (“Predecessor Fund”). Effective December 9, 2017, Institutional Class and Investor Class shareholders of the Predecessor Fund received Class R6 and Institutional Service Class shares, respectively, of the Fund with an aggregate share net asset value equal to the aggregate share net asset value, $16,084 and $11,136,626, respectively, of their shares 1,139 and 792,321, respectively, in the Predecessor Fund immediately prior to the reorganization. The Fund’s reorganization was treated as a tax-free reorganization for federal income tax purposes and, accordingly, the basis of the assets of the Fund reflects the historical basis of the assets of the Predecessor Fund as of the date of the reorganization. For financial reporting purposes, the Predecessor Fund’s operating history prior to the reorganization is reflected in the Fund’s financial statements and financial highlights.